DEATH BENEFIT GUARANTEE RIDER




This rider is part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages.


DEATH BENEFIT GUARANTEE

If You meet the death benefit guarantee premium requirement described below, Your policy will not enter a grace period even if Your Net Surrender Value is not sufficient to cover the Monthly Policy Charge on a Monthly Date.

DEATH BENEFIT GUARANTEE PREMIUM REQUIREMENT

The death benefit guarantee premium requirement on each Monthly Date is met if 1 is equal to or greater than 2 where:

     1. Is the sum of all premiums paid on the policy less any partial surrenders and any policy loans and unpaid loan interest; and

     2. Is the sum of the death benefit guarantee monthly premiums from the Policy Date to the most recent Monthly Date.

For any month the Monthly Policy Charge is being waived, the monthly death benefit guarantee premium is considered to be zero.

The current death benefit guarantee monthly premium is shown on the current Data Pages.

CHANGES THAT AFFECT THE DEATH BENEFIT GUARANTEE PREMIUM

Your death benefit guarantee monthly premium may change if:

     1.   Your Policy Face Amount is increased or decreased;

     2.   There is a change in Your death benefit option;

     3.   A rider is added to or deleted from the policy; or

     4.   An adjustment is made to Your policy.

If Your death benefit guarantee monthly premium changes, We will send You new Data Pages which reflect the change. Also, as a result of a change, an additional premium may be required on the date of change in order to meet the new death benefit guarantee premium requirement.

PREMIUM NOTICE

If, on any Monthly Date, the death benefit guarantee premium requirement is not met, We will send You a notice of the premium required to maintain the guarantee. If the premium is not received in Our office prior to the expiration of 61 days after the date We mail the notice, the death benefit guarantee will no longer be in effect and this rider will terminate.




REINSTATEMENT

If this rider terminates, it may not be reinstated.

TERMINATION

This rider terminates on:

     1.   Termination or maturity of Your policy;

     2. The expiration of 61 days after the date We mail notice to You that the death benefit guarantee monthly premium has not been met and You fail to remit the required premium;

     3.   The date a Supplemental Death Benefit Rider is added to Your policy;

     4.   The Expiration Date of this rider shown on the current Data Pages; or

     5. Our receipt of Your Notice to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive the request. We may require that You send Your policy to Our office to record the cancellation.



ABCDEF            ABCDE
President and Chief Executive Officer